Exhibit 2

EXECUTION COPY

AGREEMENT

This Agreement, dated as of May 13, 2010, is by and among DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”), and the other individuals and entities signatories hereto (collectively, the “Greenway Group”).

WHEREAS, the Company has determined that the interests of the Company and its shareholders would be best served by nominating certain individuals to serve on the Company’s Board of Directors on the terms and conditions set forth in this Agreement; and

WHEREAS, the Greenway Group has determined to vote for such individuals on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereby agree as follows:

1.        Representations and Warranties of the Company. The Company represents and warrants as follows as of the date hereof:

(a)       The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)       This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)       The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

2.        Representations and Warranties of the Greenway Group. Each of the members of the Greenway Group severally, and not jointly, represents and warrants with respect to himself or itself as follows as of the date hereof:

(a)       Such party has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. Such party, if an entity, has the corporate, limited partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)       This Agreement has been duly and validly authorized, executed, and delivered by such member of the Greenway Group, constitutes a valid and binding obligation and agreement of such party, and is enforceable against such party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)       As of the date thereof, such party was the “beneficial owner” of a number of shares of Common Stock (as defined below) and warrants to purchase shares of Common Stock as set forth on the cover page relating to such member of the Greenway Group in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2010.  As of the date of this Agreement, the members of the Greenway Group beneficially own in the aggregate 1,439,985 shares of Common Stock and warrants to purchase an additional 333,166 shares of Common Stock.  Except for those Affiliates and Associates of such member with respect to whom a cover page is included in the Schedule 13D, no other Affiliate or Associate of such member beneficially owns any shares of Common Stock.

(d)       The execution, delivery and performance of this Agreement by each member of the Greenway Group does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which he or it is a party or by which he or it is bound.

3.        Definitions. For purposes of this Agreement:

(a)       The terms “Affiliate” and “Associate” have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that neither “Affiliate” nor “Associate” shall include (i) any person that is a publicly held concern and is otherwise an Affiliate or Associate by reason of the fact that a principal of any member of the Greenway Group serves as a member of the board of directors or similar governing body of such concern, (ii) such member of the board of directors or other similar governing body of such concern or (iii) any entity which is an Associate solely by reason of clause (1) of the definition of Associate in Rule 12b-2; the terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(b)             “Audit Committee” means the Audit Committee of the Board.

(c)             “Board” means the Board of Directors of the Company.

(d)             “Common Stock” means the Common Stock of the Company, with no par value.

(e)             “Compensation Committee” means the Compensation Committee of the Board.

(f)             “Nominating and Corporate Governance Committee” means the Nominating and Corporate Governance Committee of the Board.

(g)             “Standstill Period” means the period from the date of this Agreement until the earlier of:

(i)
the date on which the Nominating and Corporate Governance  notifies SRB Management L.P. pursuant to Section 4(f) below that it has not resolved to nominate Alfred Altomari (“Altomari”), Alexander W. Casdin (“Casdin”) and David M. Wurzer (“Wurzer”) for election to the Board at the Company’s 2012 Annual Meeting of Shareholders (the “2012 Annual Meeting”);

(ii)	the second anniversary of the date of this Agreement; or

(iii)	such date, if any, as the Company has materially breached any of its commitments or obligations set forth in this Agreement.

4.        Election of Directors; Related Matters.

(a)                    The Company’s slate of nominees for election to the Board at the Company’s 2010 Annual Meeting of Shareholders (the “2010 Annual Meeting”) shall consist of Altomari, Casdin, Jay M. Haft, Magnus Moliteus, Robert F. Doman, David M. Bartash, Paul Hondros and Wurzer.  In addition, the Company shall include Altomari, Casdin and Wurzer in its slate of nominees for election to the Board at the Company’s 2011 Annual Meeting of Shareholders (the “2011 Annual Meeting”).  The Company agrees to recommend that the Company’s shareholders vote in favor of each of Altomari, Casdin and Wurzer at each such meeting and otherwise support Altomari, Casdin and Wurzer for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

(b)                    Promptly (but in no event more than five (5) business days) after the election of the Board at the 2010 Annual Meeting, the Board shall adopt a resolution appointing Wurzer to serve as a member of both the Audit Committee and the Compensation Committee, Altomari to serve as a member of both the Compensation Committee and the Nominating and Corporate Governance Committee, and Casdin to serve as a member of both the Compensation Committee and the Nominating and Corporate Governance Committee, in each case effective immediately, and each of them shall continue to serve on such Committees for so long as he continues to be a member of the Board.

(c)                    The members of the Greenway Group who filed the amendment to Schedule 13D with the SEC on April 8, 2010, shall promptly file a further amendment thereto reporting the entry into this agreement, amending applicable items to conform to their respective obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto.  Such members of the Greenway Group shall provide to the Company a reasonable opportunity to review and comment on such amendment in advance of filing, and shall consider in good faith the reasonable comments of the Company.  The Company and Steven R. Becker (“Becker”) shall discuss in good faith whether or not the Company shall issue a press release with respect to the execution and delivery of this Agreement by the parties hereto and the material provisions hereof, which press release, if issued, will be subject to the mutual agreement of the parties; if the Company files a Form 8-K in lieu of a press release, the Company shall provide to Becker a reasonable opportunity to review and comment on such Form 8-K in advance of its filing, and shall consider in good faith the reasonable comments of Becker.

(d)                    So long as the Company has complied and is complying with its obligations hereunder, each member of the Greenway Group shall cause all shares of Common Stock owned of record and shall instruct the record owner, in case of all shares of Common Stock beneficially owned but not of record, by it and their respective Affiliates, as of the record date for the 2010 Annual Meeting or 2011 Annual Meeting, as the case may be, to be present for quorum purposes and to be voted, and shall cause all shares of Common Stock held by their respective Associates to be present for quorum purposes and to be voted, in favor of all directors nominated by the Board for election at the 2010 Annual Meeting and 2011 Annual Meeting.

(e)                   In the event that any of Altomari, Casdin and Wurzer decline a nomination to the Board, resign from the Board after being elected, or are otherwise unable to serve on the Board due to death or disability, the Company and the Greenway Group will agree on a reasonably acceptable substitute for each such person to be nominated or appointed to the Board, as applicable.

(f)             At least 60 days prior to the earlier of (i) the first anniversary of the 2011 Annual Meeting or (ii) the date of the 2012 Annual Meeting, the Nominating and Corporate Governance Committee will notify SRB Management, L.P., whether it has resolved to nominate Altomari, Casdin and Wurzer for election to the Board at the 2012 Annual Meeting.

(g)             SRB Greenway Opportunity Fund, (QP), L.P. and SRB Greenway Opportunity Fund, L.P., hereby withdraw their letter dated February 26, 2010, to the Secretary of the Company providing notice of their intention to nominate persons for election as directors at the 2010 Annual Meeting and their demand pursuant to Section 14A:5-28 of the New Jersey Business Corporation Act (the “Greenway Nomination”).

5.       Standstill.  Each of the members of the Greenway Group agrees that, during the Standstill Period, and provided that Company has complied and is complying with its obligations under this Agreement, he or it will not, and he or it will cause each of his or its Affiliates or agents or other persons acting on his or its behalf not to, and will cause his or its respective Associates not to:

(a)           submit any shareholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board, other than as expressly permitted by this Agreement;

(b)           form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other members of the Greenway Group or one or more Affiliates of a member of the Greenway Group with respect to the Common Stock currently owned as set forth in Section 2(c) of this Agreement or to the extent such a group may be deemed to result with the Company or any of its Affiliates as a result of this Agreement;

(c)           solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting, any shares of Common Stock with respect to any matter, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act and the rules promulgated by the SEC thereunder), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at the 2010 Annual Meeting and 2011 Annual Meeting;

(d)           seek, in any capacity other than as a member of the Board, to call, or to request the call of, a special meeting of the shareholders of the Company, or seek to make, or make, a shareholder proposal at any meeting of the shareholders of the Company or make a request for a list of the Company’s shareholders (or otherwise induce, encourage or assist any other person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company, except as expressly permitted by this Agreement;

(e)           effect or seek to effect, in any capacity other than as a member of the Board (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (i) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

(f)           publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 4(d) or this Section 5, or otherwise seek (in any manner that would require public disclosure by any of the members of the Greenway Group or their Affiliates or Associates) to obtain any waiver, consent under, or amendment of, any provision of this Agreement;

(g)           enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person that engages, or offers or proposes to engage, in any of the foregoing; or

(h)           take or cause or induce or assist others to take any action inconsistent with any of the foregoing.

6.     Reimbursement of Expenses.  Within five (5) days after receiving documentation thereof, the Company shall reimburse SRB Management, L.P., for the documented out-of-pocket expenses (up to a maximum of $40,000) incurred by the members of the Greenway Group in connection with their statements on Schedule 13D filed with the SEC, the Greenway Nomination and related anticipated proxy solicitation, and the negotiation and execution of this Agreement and all related activities and matters.  Except as provided in the preceding sentence, each cost or expense incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

7.       Specific Performance. Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or Federal court in the State of New Jersey, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

8.       Jurisdiction. Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of New Jersey (and the parties agree on behalf of themselves and their respective Affiliates not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 12 of this Agreement will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of New Jersey, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

9.       Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New Jersey applicable to contracts executed and to be performed wholly within such state, without giving effect to the choice of law principles of such state.

10.       Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

11.       Entire Agreement; Amendment and Waiver; Successors and Assigns. This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

12.       Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, or to such other telecopy number as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section, and the appropriate confirmation is received, or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section, or at such other address as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section:

if to the Company:

DUSA Pharmaceuticals, Inc.
25 Upton Drive
Wilmington, MA 01887
Facsimile: (978) 657-9193
Attention: Chief Executive Officer

with a copy to:

Nanette W. Mantell, Esq.
Secretary of DUSA Pharmaceuticals, Inc.
c/o Reed Smith LLP
Princeton Forrestal Village
136 Main Street
Suite 250
Princeton, NJ 08543
Facsimile: (609) 951-0824

if to the Greenway Group or any member thereof:

SRB Management L.P.
300 Crescent Court
Suite 1111
Dallas, TX 75201
Facsimile: (214) 756-6079
Attention: Steven R. Becker

with a copy to:

Boies, Schiller and Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
Facsimilie (212) 446-2350
Attention: Richard J. Birns

13.       No Third-Party Beneficiaries. Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Signature page follows.]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

DUSA PHARMACEUTICALS, INC.

	By:		/s/ Robert F. Doman__________
Name: Robert F. Doman
Title: President and Chief Executive Officer

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:		/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:		BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

STEVEN R. BECKER

By:	/s/ Steven R. Becker

MATTHEW A. DRAPKIN

By:	/s/ Matthew A. Drapkin